03014756

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 5 2003
DIVISION OF MARKET REGULATION

JB 3/18/03 50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Amvest Securities, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 E. Dublin Granville Rd., #203
(No. and Street)

Columbus, Ohio 43229-3314
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling F. Chappell 614-431-2004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeff Zaye Breen, Winkel & Co.
(Name — *if individual, state last, first, middle name*)

3752 North High Street Columbus, Ohio 43214
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/21

OATH OR AFFIRMATION

I, Ralph J. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amvest Securities, Incorporated, as of December 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

LYNN A. TICE
Notary Public - State of Ohio
My Commission Expires May 20, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMVEST SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2002

BREEN, WINKEL & COMPANY L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
3752 NORTH HIGH STREET
COLUMBUS, OHIO 43214-3599

ROBERT A. WINKEL, CPA
ROBERT CRABB, CPA
STEPHEN A. GREEN, CPA

ROBERT P. BREEN, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
OHIO SOCIETY OF CPA'S

PHONE (614) 261-1494
FAX (614) 261-7666

E-MAIL BREENCPA@CORE.COM

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees
Amvest Securities, Inc.

We have audited the accompanying balance sheet of Amvest Securities, Inc. as of December 31, 2002, and the related statement of income, stockholder's equity and cash flows for the year then ended. These statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amvest Securities, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Breen, Winkel & Company L.L.P.
Columbus, Ohio
February 6, 2003

AMVEST SECURITIES, INC.

Balance Sheet
December 31, 2002

ASSETS

Cash and cash equivalents	$ 46,926
Securities at market value	25,039
Deferred tax asset	1,084
Total Assets	73,049

Liabilities and Stockholder's Equity

Accrued payroll taxes	1,242
Common stock, no par 750 shares authorized 100 shares issued	4,040
Paid in capital	55,140
Treasury stock	(1,000)
Retained earnings	13,627
Total Liabilities and Stockholder's Equity	$ 73,049

See notes to the financial statements.

AMVEST SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2002

	Shares Issued and Outstanding	Stated Value	Paid in Capital	Treasury Stock	Retained Earnings
Balance December 31, 2001	100	$ 4,040	$ 55,140	$ (1,000)	$ 15,970
Net Loss for year 2002	-	-	-	-	(4,337)
Other Comprehensive Income Unrealized Holding Gains	-	-	-	-	1,994
Balance December 31, 2002	100	$ 4,040	$ 55,140	$ (1,000)	$ 13,627

See notes to the financial statements.

AMVEST SECURITIES, INC.

Income Statement
For the year ended December 31, 2002

Revenues	
Commissions	$ 239,707
Investment income	262
Other	7,935
Total Revenue	247,904
Expenses	
Commissions	190,596
Administrative and general	62,729
Total Expenses	253,325
Net Loss Before Income Taxes	(5,421)
Provision (Benefit) for Income Taxes	
Current	-
Deferred	(1,084)
Net Loss	$ (4,337)

See notes to the financial statements.

AMVEST SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2002

Cash Flows from Operating Activities	
Net loss	$ (4,337)
Adjustments to reconcile net loss to cash (used) by operating activities:	
Loss on sale of investments	1,940
(Increase) in deferred taxes	(1,084)
Decrease in accounts receivable	1,800
Increase in accrued payroll taxes	545
Net Cash (Used) by Operating Activities	(1,136)
Cash flows from investing activities	
Reinvestment of dividends	(721)
Proceeds from the sale of investments	14,313
Net Cash Provided by Investing Activities	13,592
Net Increase in Cash and Cash Equivalents	12,456
Cash and Cash Equivalents - Beginning of Year	34,470
Cash and Cash Equivalents - End of Year	$ 46,926

See notes to the financial statements.

AMVEST SECURITIES, INC.

Notes to the Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

Business Purpose

Amvest Securities, Inc. (the Company) was incorporated on July 16, 1986 to engage in selling mutual funds, investments, and variable contract products. The Company became an Introducing Broker/Dealer in March 2000 and entered into a clearing agreement with Raymond James & Associates. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Tax Status

The Company is a C corporation and had no tax liability in 2002.

Accrual Basis

The Company's financial statements have been prepared on the accrual basis.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Comprehensive Income

The Company reports on comprehensive income in accordance with SFAS No. 130. Statement No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. As of December 31, 2002, the Company's comprehensive income, as shown in the statement of stockholder's equity, consists of unrealized gain on securities held for investment of $1,994.

Deferred Income Taxes

Deferred income taxes are established for temporary differences for net operating carry forwards. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws that will be in effect in the years in which the temporary differences are expected to reverse. The Company believes the loss carry forward will be fully utilized, therefore, no valuation allowance was deemed necessary. The loss carry forward as of December 31, 2002 was $5,421.

Note 2 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1,500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1,000 percent of net capital. At December 31, 2002 the Company had net capital of $68,385 and was $18,385 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 1.82%.

Note 3 - Lease

The Company leases its office space on an annual basis, with annual lease payments of $9,000.

BREEN, WINKEL & COMPANY L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
3752 NORTH HIGH STREET
COLUMBUS, OHIO 43214-3599

ROBERT A. WINKEL, CPA
ROBERT CRABB, CPA
STEPHEN A. GREEN, CPA

ROBERT P. BREEN, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
OHIO SOCIETY OF CPA'S

PHONE (614) 261-1494
FAX (614) 261-7666

E-MAIL BREENCPA@CORE.COM

Independent Auditors' Report on Supplementary Financial Data Pursuant to SEC Rule 17a-5

For the year ended December 31, 2002

The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Breen, Winkel & Company L.L.P.

Columbus, Ohio
February 6, 2003

AMVEST SECURITIES, INC.

Computation of Net Capital Requirement
December 31, 2002

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	83
Minimum dollar net capital requirement		50,000
Net Capital requirement (greater of the above)		50,000
Excess Net Capital	$	18,385
Percentage of aggregate indebtedness to net capital		1.82%

AMVEST SECURITIES, INC.

Computation of Net Capital
December 31, 2002

Stockholder's Equity	$ 71,807
Non-allowable assets	(1,084)
Haircut - debt securities	(1,621)
Haircut - other securities	(717)
Net Capital	$ 68,385

AMVEST SECURITIES, INC.

Schedule of Aggregate Indebtedness
December 31, 2002

Accrued liabilities	$ 1,242
Aggregate Indebtedness	$ 1,242

BREEN, WINKEL & COMPANY L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
3752 NORTH HIGH STREET
COLUMBUS, OHIO 43214-3599

ROBERT A. WINKEL, CPA
ROBERT CRABB, CPA
STEPHEN A. GREEN, CPA

ROBERT P. BREEN, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
OHIO SOCIETY OF CPA'S

PHONE (614) 261-1494
FAX (614) 261-7666

E-MAIL BREENCPA@CORE.COM

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Trustees
Amvest Securities, Inc.

We have examined the financial statements of Amvest Securities, Inc. for the year ended December 31, 2002 and have issued our report thereon dated February 6, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission (SEC). This study and evaluation included the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company: (i) in making the periodic computations of net capital and net capital requirements under SEC Rule 17a-3(a)(11); and (ii) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities (Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. SEC Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting taken as a whole.

The management of Amvest Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation was made for the purpose described in the first paragraph above and would not necessarily disclose all material weaknesses. Accordingly, we do not express an opinion on the system of internal accounting control of Amvest Securities, Inc. taken as a whole or on the practices and procedures described in the first paragraph above. We understand, however, that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Nothing came to our attention that indicated the Company was not in compliance with the exemptive provisions of SEC Rule 15c3-3K(2)(ii).

This report is intended solely for the use of management, the National Association of Securities Dealers and the Securities and Exchange Commission and should not be used for any other purpose.

Breen, Winkel & Company L.L.P.

Columbus, Ohio
February 6, 2003